                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          CHESAPEAKE ENERGY CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                  165167 10 7
                                 --------------
                                 (CUSIP Number)

                              Shannon Self, Esquire
                           Self, Giddens & Lees, Inc.
                               2725 Oklahoma Tower
                                 210 Park Avenue
                          Oklahoma City, Oklahoma 73102
                                 (405) 232-3001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 1999
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

CUSIP NO. 16517 10 7

   (1)     Names of Reporting Persons, S.S. or I.R.S. Identification Nos.                       Aubrey K. McClendon
           of Above Persons                                                                             ###-##-####
   (2)     Check the Appropriate Box if a Member of a Group (See                                           (a)  [x]
           Instructions)                                                                                   (b)  [ ]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                    OO
   (5)     Check if Disclosure of Legal Proceedings  is Required Pursuant                                       [ ]
           to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                                 USA
   Number of Shares  (7) Sole Voting Power                                                                9,575,276
   Beneficially      (8) Shared Voting Power                                                                508,560
   Owned By Each     (9) Sole Disposition                                                                 9,575,276
   Reporting Person (10) Shared Dispositive Power                                                           508,560
   With:
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                  10,083,836
  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain                                           [ ]
           Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                 10.62%
  (14)     Type of Reporting Person (See Instructions)                                                           IN

                               Page 2 of 12 Pages

CUSIP NO. 16517 10 7

   (1)     Names of Reporting Persons, S.S. or I.R.S. Identification Nos.              Chesapeake Investments, an
           of Above Persons                                                            Oklahoma Limited Partnership
                                                                                                         73-1132104
   (2)     Check the Appropriate Box if a Member of a Group (See                                           (a)  [x]
           Instructions)                                                                                   (b)  [ ]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                   N/A
   (5)     Check if Disclosure of Legal Proceedings  is Required Pursuant                                       [ ]
           to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                            Oklahoma
   Number of Shares  (7) Sole Voting Power                                                                        0
   Beneficially      (8) Shared Voting Power                                                                508,560
   Owned By Each     (9) Sole Disposition                                                                         0
   Reporting Person (10) Shared Dispositive Power                                                           508,560
   With:
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                     508,560
  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain                                           [ ]
           Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                   .54%
  (14)     Type of Reporting Person (See Instructions)                                                           PN


                               Page 3 of 12 Pages

CUSIP NO. 16517 10 7

   (1)     Names of Reporting Persons, S.S. or I.R.S. Identification Nos.                               Tom L. Ward
           of Above Persons                                                                             ###-##-####
   (2)     Check the Appropriate Box if a Member of a Group (See                                           (a)  [x]
           Instructions)                                                                                   (b)  [ ]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                    OO
   (5)     Check if Disclosure of Legal Proceedings  is Required Pursuant                                       [ ]
           to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                                 USA
   Number of Shares       (7) Sole Voting Power                                                           9,519,192
   Beneficially Owned     (8) Shared Voting Power                                                         1,846,860
   By Each Reporting      (9) Sole Disposition                                                            9,519,192
   Person With:          (10) Shared Dispositive Power                                                    1,846,860
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                  11,366,052
  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain                                           [ ]
           Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                 11.97%
  (14)     Type of Reporting Person (See Instructions)                                                           IN


                               Page 4 of 12 Pages

CUSIP NO. 16517 10 7

   (1)     Names of Reporting Persons, S.S. or I.R.S. Identification Nos.                      TLW Investments Inc.
           of Above Persons                                                                              73-1215253
   (2)     Check the Appropriate Box if a Member of a Group (See                                           (a)  [x]
           Instructions)                                                                                   (b)  [ ]
   (3)     SEC Use Only
   (4)     Source of Funds (See Instructions)                                                                   N/A
   (5)     Check if Disclosure of Legal Proceedings  is Required Pursuant                                       [ ]
           to Items 2(d) or 2(e)
   (6)     Citizenship or Place of Organization                                                            Oklahoma
   Number of Shares       (7) Sole Voting Power                                                                   0
   Beneficially Owned     (8) Shared Voting Power                                                         1,846,860
   By Each Reporting      (9) Sole Disposition                                                                    0
   Person With:          (10) Shared Dispositive Power                                                    1,846,860
  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person                                   1,846,860
  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain                                           [ ]
           Shares (See Instructions)
  (13)     Percent of Class Represented by Amount in Row (11)                                                  1.95%
  (14)     Type of Reporting Person (See Instructions)                                                           CO


                               Page 5 of 12 Pages

CUSIP NO. 16517 10 7

                             Preliminary Statement

This Amendment No. 2 to Schedule 13D amends and restates: (a) the Schedule 13D dated February 4, 1993, and filed by the group consisting of Aubrey K. McClendon and Chesapeake Investments, an Oklahoma Limited Partnership ("CI"); (b) the
Schedule 13D dated February 4, 1993, and filed by the group consisting of Tom L. Ward and TLW Investments Inc. ("TLW"); and (c) Amendment No. 1 to Schedule 13D filed on March 10, 1997, by the group consisting of Mr. McClendon and CI and the group consisting Mr. Ward and TLW (collectively, the "Prior Schedule 13D"). Mr. McClendon, CI, Mr. Ward and TLW are referred to herein as the "Reporting Persons." The group consisting of Mr. McClendon and CI and the group consisting of Mr. Ward and TLW each disclaim beneficial ownership of the shares held by the other group.

Item 1.  Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Chesapeake Energy Corporation, an Oklahoma corporation (the "Company") having its principal executive offices at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Item 2.  Identity and Background.

         (a)-(c)

         Aubrey K. McClendon

         Mr. McClendon is the Chairman of the Board and Chief Executive Officer of the Company, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The Company is engaged in oil and gas exploration and development.

         Chesapeake Investments

         Chesapeake Investments, an Oklahoma Limited Partnership, is an Oklahoma limited partnership, having a business address of 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. McClendon is the sole general partner of CI. CI is principally engaged in the ownership of working interests in oil and gas wells and leases.

         Tom L. Ward

         Mr. Ward is the President and Chief Operating Officer of the Company, having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118.

         TLW Investments Inc.

         TLW Investments Inc., is an Oklahoma corporation having a business address of 6200 North Western Avenue, Oklahoma City, Oklahoma 73118. Mr. Ward is the sole shareholder,


                               Page 6 of 12 Pages

CUSIP NO. 16517 10 7

         director, and president of TLW. TLW is principally engaged in the ownership of working interests in oil and gas wells and leases.

         (d) During the past five (5) years no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five (5) years, no Reporting Person has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which a Reporting Person is, or was, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons acquired more than 5% of the outstanding Common Stock of the Company upon the formation and capitalization of the Company effective January 1, 1992. As the primary consideration for such shares, the Reporting Persons conveyed to the Company certain oil and gas properties, stock of various corporations which became wholly-owned subsidiaries of the Company, other real property and personal property.

         Subsequent to the formation of the Company the Reporting Persons acquired shares of the Company's common stock through open market purchases and through the exercise of employee stock options issued to Mr. McClendon and Mr. Ward under the Company's employee stock option plans. Except for open market purchases by Mr. Ward's children of 21,435 shares of stock (for which Mr. Ward disclaims beneficial ownership) no open market purchases have been consummated by the Reporting Persons since the filing of the Prior Schedule 13D.

         The investment cost for the previously reported purchases were funded using the Reporting Person's own funds and funds borrowed by the Reporting Person in transactions previously disclosed in the Prior
         Schedule 13D including, without implied limitation, lending arrangements with Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), Donaldson, Lufkin & Jenrette and Dain Rauscher, Inc., as successor to Rauscher, Pierce & Refnes, Inc. To the extent still outstanding, the foregoing loans are secured by a security interest in a portion of the shares of stock held by the Reporting Persons.

         A portion of the foregoing indebtedness was refinanced by the Reporting Persons. Pursuant to loan agreements dated July 7, 1998, as amended from time to time, Mr. McClendon and Mr. Ward each borrowed $5.0 million from Chesapeake Energy Marketing, Inc. ("CEMI"), an affiliate of the Company, with the proceeds applied to the indebtedness at Morgan Guaranty. Mr. McClendon's loan from CEMI was secured by various collateral including 144,807 shares of the Common Stock. Mr. Ward's loan from CEMI was secured by various collateral including 2,350,840 shares of the Common Stock.


                               Page 7 of 12 Pages

CUSIP NO. 16517 10 7

Item 4.  Purpose of Transaction.

         Mr. McClendon and Mr. Ward acquired the shares of Common Stock for investment purposes. In the future, the Reporting Persons may: (i) purchase additional shares of Common Stock or (ii) dispose of any or all of the Common Stock in any manner permitted by applicable securities laws. Mr. McClendon and Mr. Ward are each members of the Company's Board of Directors. Other than Mr. McClendon's and Mr. Ward's participation on the Board of Directors, none of the Reporting Persons has any present plans or intentions relating to the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 94,928,623 shares of Common Stock outstanding on November 30, 1999. The number was computed based on the shares reported outstanding by the Company as of November 8, 1999, in the most recent 10Q filed by the Company on November 15, 1999, adjusted for the transaction discussed in Item 5(c).

         (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

       Person                          Amount                               Percent
       ------                          ------                               -------
Aubrey K. McClendon               10,083,836 (1)(2)                          10.62%
Chesapeake Investments               508,560 (2)                               .54%
Tom L. Ward                       11,366,052 (3)(4)                          11.97%
TLW Investments                    1,846,860 (4)                              1.95%

--------------------

(1) This amount includes: (i) 73,583 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan as of September 30, 1999, the latest date such information is available; and (ii) 722,953 shares which Mr. McClendon has the right to acquire within sixty (60) days pursuant to stock options granted by the Company.

(2) This amount includes 508,560 shares owned of record by CI, of which Mr. McClendon is the sole general partner. CI and Mr. McClendon share voting and dispositive power over such shares.

(3) This amount includes (i) 25,588 shares held on behalf of Mr. Ward in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan as of September 30, 1999, the latest date such information is available; (ii) 722,954 shares which Mr. Ward has the right to acquire within sixty (60) days pursuant to stock options granted by the Company; (iii) 1,098,600 shares held by Mr. Ward as Trustee of a trust for the benefit of Mr. McClendon's children; and (iv) 21,435 shares held by Mr. Ward in custodial accounts for the benefit of Mr. Ward's children. Mr. Ward disclaims ownership of the shares held in the McClendon Children's Trust under (iii) above and the shares held for the benefit of Mr. Ward's children under (iv) above.

(4) This amount includes 1,846,860 shares owned of record by TLW, of which Mr. Ward is the sole shareholder, director, and Chief Executive Officer. TLW and Mr. Ward share voting and dispositive power over such shares.

         (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock of the Company as to which the person has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:


                               Page 8 of 12 Pages

CUSIP NO. 16517 10 7

                                           Sole Voting and                      Shared Voting and
   Person or Entity                      Power of Disposition                  Power of Disposition
   ----------------                      --------------------                  --------------------
Aubrey K. McClendon                          9,575,276 (1)                          508,560 (2)
Chesapeake Investments                               0                              508,560 (2)
Tom L. Ward                                  9,519,192 (3)                        1,846,860 (4)
TLW Investments                                      0                            1,846,860 (4)

----------------------

(1)  See footnote (1) under paragraph (a) of this Item 5.

(2)  See footnote (2) under paragraph (a) of this Item 5.

(3)  See footnote (3) under paragraph (a) of this Item 5.

(4)  See footnote (4) under paragraph (a) of this Item 5.

         (c) During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by a Reporting
         Person:

         On November 18, 1999, Mr. McClendon satisfied the loan from CEMI by transferring to CEMI free and clear of all liens, claims and encumbrances 1,184,532 shares of Common Stock. The original principal balance of the Mr. McClendon's loan from CEMI was $5.0 million and the balance due and owing on the effective date of the foregoing transfer of Common Stock was $3,897,109. The sale price of the Common Stock transferred to CEMI in the foregoing transaction was $3.29 per share which amount was determined by taking the average closing price of the Common Stock for the ten trading days prior to the transfer of the Common Stock to CEMI. Although the foregoing transaction was closed effective November 18, 1999, the transaction was subject to termination until the Company's primary lender consented to the transaction, which consent was delivered December 2, 1999.

         On November 18, 1999, Mr. Ward satisfied the loan from CEMI by transferring to CEMI free and clear of all liens, claims and encumbrances 1,135,575 shares of Common Stock. The original principal balance of the Mr. Ward's loan from CEMI was $5.0 million and the balance due and owing on the effective date of the foregoing transfer of Common Stock was $3,736,043. The sale price of the Common Stock transferred to CEMI in the foregoing transaction was $3.29 per share which amount was determined by taking the average closing price of the Common Stock for the ten trading days prior to the transfer of the Common Stock to CEMI. Although the foregoing transaction was closed effective November 18, 1999, the transaction was subject to termination until the Company's primary lender consented to the transaction, which consent was delivered December 2, 1999.


                               Page 9 of 12 Pages

CUSIP NO. 16517 10 7

         (d) See Item 6, below.

         (e) Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         Mr. McClendon and Mr. Ward, as officers of the Company, participate in the Company's 1992 Incentive Stock Option Plan, 1992 Nonstatutory Stock Option Plan, as amended, 1994 Stock Option Plan, 1996 Stock Option Plan and 1999 Stock Option Plan.

         Mr. McClendon had three separate lending agreements with Morgan Guaranty, dated January 8, February 6, and February 13, 1997. Mr. McClendon also maintains lending arrangements with Donaldson, Lufkin & Jenrette, pursuant to an agreement dated November 22, 1996 and Dain Rauscher, Inc. as successor to Rauscher, Pierce & Refnes, Inc., pursuant to an agreement dated February 25, 1994. A portion of the shares of Common Stock owned by Mr. McClendon and CI are pledged as collateral for such loans. Each agreement contains standard default and remedial provisions.

         Mr. Ward had three separate lending agreements with Morgan Guaranty, dated January 8, February 6, and February 13, 1997. Mr. Ward also maintains a lending arrangement with Donaldson, Lufkin & Jenrette, pursuant to an agreement dated November 22, 1996. A portion of the shares of Common Stock owned by Mr. Ward are pledged as collateral for such loans. Each agreement contains standard default and remedial provisions.

         In connection with loans from Mr. Frederick B. Whittemore: (a) Mr. McClendon granted to Mr. Whittemore pursuant to that certain Common Stock Purchase Option dated March 10, 1999, an option to purchase 394,688 shares of Common Stock at a purchase price of $0.50 per share; and (b) Mr. Ward granted to Mr. Whittemore an option to purchase 355,312 shares of Common Stock at a purchase price of $0.50 per share. In each case, if on or before February 29, 2000, the borrower pays in full or collateralizes Mr. Whittemore's loan the number of shares covered by the option attributable to the loan which is paid or collateralized automatically decreases by 50%.

         In connection with a loan from Mr. Shannon Self, Mr. McClendon granted to Mr. Self pursuant to that certain Common Stock Purchase Option dated March 10, 1999, an option to purchase 37,750 shares of Common Stock at a purchase price of $0.50 per share. In addition, in connection with a loan from Talbot Fairfield II Limited Partnership ("Talbot"), Mr. McClendon granted to Talbot pursuant to that certain Common Stock Purchase Option dated March 10, 1999, an option to purchase 37,750 shares of Common Stock at a purchase price of $0.50 per share. If on or before February 29, 2000, Mr. McClendon pays in full or collateralizes Mr. Self's or Talbot's loan, the number of shares covered by the option attributable to the loan which is paid or collateralized automatically decreases by 50%.


                              Page 10 of 12 Pages

Item 7.  Materials to be Filed as Exhibits.

1. Limited Partnership Agreement of Chesapeake Investments, an Oklahoma Limited Partnership, is filed as Exhibit E to the Schedule 13D dated February 4, 1993 filed by Aubrey K. McClendon and is incorporated herein by reference.

2. The Company's 1992 Incentive Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1.1 to the Company's Registration Statement on Form S-4, No. 33-93718, filed June 23, 1995.

3. The Company's 1992 Nonstatutory Stock Option Plan, as amended, is filed as Exhibit 10.1.2 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997, and is incorporated herein by reference.

4. The Company's 1994 Stock Option Plan is filed as Exhibit 10.1.3 to the Company's Quarterly Report on Form 10-Q filed February 14, 1997, and is incorporated herein by reference.

5. The Company's 1996 Stock Option Plan is filed as Exhibit B to the Company's Proxy Statement for its 1996 Annual Meeting of Shareholders filed November 6, 1996 and is incorporated herein by reference.

6. Morgan Guaranty Trust Company of New York Demand Note, dated February 6, 1997, executed by Aubrey K. McClendon was filed as Exhibit 6 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 10,1997 and is incorporated herein by reference.

7. Morgan Guaranty Trust Company of New York Demand Note, dated February 13, 1997 executed by Aubrey K. McClendon was filed as Exhibit 7 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 10,1997 and is incorporated herein by reference.

8. Morgan Guaranty Trust Company of New York Demand Note, dated February 6, 1997, executed by Tom L. Ward was filed as Exhibit 8 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 10,1997 and is incorporated herein by reference.

9. Morgan Guaranty Trust Company of New York Demand Note, dated February 13, 1997, executed by Tom L. Ward was filed as Exhibit 9 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 10,1997 and is incorporated herein by reference.

10. The Company's 1999 Stock Option Plan is filed as Exhibit 10.1.5 to the Company's Quarterly Report on Form 10-Q filed August 16, 1999, and is incorporated herein by reference.

11. Stock Purchase Agreement dated November 18, 1999, among Aubrey K. McClendon, Chesapeake Operating, Inc., and Chesapeake Energy Marketing, Inc.


                              Page 11 of 12 Pages

CUSIP NO. 16517 10 7

12. Stock Purchase Agreement dated November 18, 1999, among Tom L. Ward, Chesapeake Operating, Inc., and Chesapeake Energy Marketing, Inc.

13. Common Stock Purchase Option No. AKM-1 dated March 10, 1999, executed by Aubrey K. McClendon in favor of Frederick B. Whittemore.

14. Common Stock Purchase Option No. TLW-1 dated March 10, 1999, executed by Tom L. Ward in favor of Frederick B. Whittemore.

15. Common Stock Purchase Option No. AKM-2 dated March 10, 1999, executed by Aubrey K. McClendon in favor of Shannon Self.

16. Common Stock Purchase Option No. AKM-3 dated March 10, 1999, executed by Aubrey K. McClendon in favor of Talbot Fairfield II Limited Partnership.

17.      Joint Filing Agreement.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   December 16, 1999.

                                    /s/ Aubrey K. McClendon
                                    -------------------------------------------
                                    AUBREY K. McCLENDON, an individual

                                    CHESAPEAKE INVESTMENTS, an Oklahoma limited partnership

                                    By: /s/ Aubrey K. McClendon
                                        ---------------------------------------
                                    Aubrey K. McClendon, General Partner


                                    /s/ Tom L. Ward
                                    -------------------------------------------
                                    TOM L. WARD, an individual

                                    TLW INVESTMENTS INC., an Oklahoma
                                    corporation

                                    By: /s/ Tom L. Ward
                                        ---------------------------------------
                                        Tom L. Ward, President


                              Page 12 of 12 Pages

                                INDEX TO EXHIBITS

   Exhibit
     No.                           Description                                     Method of Filing
   -------                         -----------                                     ----------------
    99.1       Limited Partnership Agreement of Chesapeake         Incorporated herein by reference to Exhibit E
               Investments, an Oklahoma Limited Partnership        to the Schedule 13D dated February 4, 1993

    99.2       The Company's 1992 Incentive Stock Option Plan,     Incorporated herein by reference to Exhibit
               as amended                                          10.1.1 to the Company's Registration Statement
                                                                   on Form S-4, No. 33-93718, filed June 23, 1995

    99.3       The Company's 1992 Nonstatutory Stock Option        Incorporated herein by reference to Exhibit
               Plan, as amended                                    10.1.2 to the Company's Quarterly Report on
                                                                   Form 10-Q filed February 14, 1997

    99.4       The Company's 1994 Stock Option Plan                Incorporated herein by reference to Exhibit
                                                                   10.1.3 to the Company's Quarterly Report on
                                                                   Form 10-Q filed February 14, 1997

    99.5       The Company's 1996 Stock Option Plan                Incorporated herein by reference to Exhibit B
                                                                   to the Company's Proxy Statement for its 1996
                                                                   Annual Meeting of Shareholders filed November
                                                                   6, 1996

    99.6       Morgan Guaranty Trust Company of New York           Incorporated herein by reference to Exhibit 6
               Demand Note, dated February 6, 1997, executed       to Amendment No. 1 to Schedule 13D filed by the
               by Aubrey K. McClendon                              Reporting Persons on March 10, 1997

    99.7       Morgan Guaranty Trust Company of New York Demand    Incorporated herein by reference to Exhibit 7
               Note, dated February 13, 1997 executed by Aubrey    to Amendment No. 1 to Schedule 13D filed by the
               K. McClendon                                        Reporting Persons on March 10, 1997

    99.8       Morgan Guaranty Trust Company of New York Demand    Incorporated herein by reference to Exhibit 8
               Note, dated February 6, 1997, executed by Tom L.    to Amendment No. 1 to Schedule 13D filed by the
               Ward                                                Reporting Persons on March 10, 1997

    99.9       Morgan Guaranty Trust Company of New York Demand    Incorporated herein by reference to Exhibit 9
               Note, dated February 13, 1997, executed by Tom L.   to Amendment No. 1 to Schedule 13D filed by the
               Ward                                                Reporting Persons on March 10,1997

    99.10      The Company's 1999 Stock Option Plan                Incorporated herein by reference to Exhibit
                                                                   10.1.5 to the Company's Quarterly Report on
                                                                   Form 10-Q filed August 16, 1999

    99.11      Stock Purchase Agreement dated November 18, 1999,   Filed herewith electronically
               among Aubrey K. McClendon, Chesapeake Operating,
               Inc., and Chesapeake Energy Marketing, Inc.

    99.12      Stock Purchase Agreement dated November 18, 1999,   Filed herewith electronically
               among Tom L. Ward, Chesapeake Operating, Inc.,
               and Chesapeake Energy Marketing, Inc.

    99.13      Common Stock Purchase Option No. AKM-1 dated        Filed herewith electronically
               March 10, 1999, executed by Aubrey K. McClendon
               in favor of Frederick B. Whittemore.

    99.14      Common Stock Purchase Option No. TLW-1 dated        Filed herewith electronically
               March 10, 1999, executed by Tom L. Ward in favor
               of Frederick B. Whittemore.

    99.15      Common Stock Purchase Option No. AKM-2 dated        Filed herewith electronically
               March 10, 1999, executed by Aubrey K. McClendon
               in favor of Shannon Self

    99.16      Common Stock Purchase Option No. AKM-3 dated        Filed herewith electronically
               March 10, 1999, executed by Aubrey K. McClendon
               in favor of Talbot Fairfield II Limited
               Partnership

    99.17      Joint Filing Agreement                              Filed herewith electronically
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